UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported):  January 16, 2015

CollabRx, Inc.
(Exact Name of Registrant as Specified in Charter)

Delaware
(State or Other Jurisdiction
of Incorporation)
000-26824
(Commission
File Number)
68-0370244
(I.R.S. Employer
Identification No.)

44 Montgomery Street, Suite 800
San Francisco, CA 94104-4811
(Address of Principal Executive Offices)

(415) 248-5350
(Registrant’s telephone number, including area code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☒	Written communication pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01.	Entry into a Material Definitive Agreement

Background

On December 6, 2014, CollabRx, Inc. (“CollabRx” or the “Company”) and Medytox Solutions, Inc. (“Medytox”) entered into a non-binding letter of intent for a potential business combination between the companies (the “Letter of Intent”).  The business combination is subject to, among other things, due diligence, the execution of a definitive agreement, necessary board of director and stockholder approvals and other customary conditions.  We cannot assure you that Medytox and CollabRx will enter into a definitive agreement and, if such definitive agreement is entered into, that the contemplated business combination will be consummated.

Loan and Security Agreement with Medytox Solutions, Inc.

Pursuant to the Letter of Intent, Medytox has agreed to advance certain funding to CollabRx in contemplation of the business combination.  On January 16, 2015, CollabRx entered into a Loan and Security Agreement (the “Loan Agreement”) with Medytox, pursuant to which it is contemplated that Medytox will loan up to $2,395,644 to the Company.  Medytox is a holding company that owns and operates businesses in the medical services sector.  Its principal line of business is clinical laboratory blood and urine testing services, with a particular emphasis in the provision of urine drug toxicology and comprehensive pain medication monitoring programs to physicians, clinics and rehabilitation facilities in the United States.

The Company intends to use the proceeds from the Loan Agreement for working capital and general corporate purposes.  Amounts borrowed by CollabRx under the Loan Agreement will accrue simple interest at the rate of fifteen percent (15.0%) per annum.  As of January 20, 2015, CollabRx had borrowed $135,476 under the Loan Agreement.  The making of additional advances to the Company under the Loan Agreement is completely discretionary on the part of Medytox.  All amounts borrowed under the Loan Agreement mature on December 31, 2015.  Upon the occurrence of an event of default under the Loan Agreement, all or a portion of the then outstanding principal and accrued interest under the Loan Agreement is convertible, in the discretion of Medytox, into shares of common stock, par value $0.01 per share (“Common Stock”), of CollabRx at a conversion price equal to the lower of (i) $0.85 or (ii) the average of the bid and ask prices of the Common Stock on the trading day immediately prior to the date of conversion; provided, however, that the maximum number of shares issuable to Medytox is 14.9% of the number of shares of Common Stock then outstanding.  CollabRx has agreed to secure the payment and performance of its obligations under the Loan Agreement by the grant of a security interest in all of its assets.

The Loan Agreement includes representations and warranties of the parties, covenants and agreements regarding the operation of the business of CollabRx while amounts are outstanding under the Loan Agreement, and indemnification provisions in the event of a breach of a representation, warranty, covenant or agreement contained in the Loan Agreement.

The full text of the Loan Agreement is filed as Exhibit 10.1 to this Current Report and incorporated herein by this reference.  The description of the Loan Agreement provided above is qualified in its entirety by the full text as attached.

Agreement with Medytox Solutions, Inc.

Also on January 16, 2015, CollabRx entered into an Agreement (the “Agreement”) with Medytox.  Pursuant to the Agreement, CollabRx agreed that in the event it enters into a merger or other sale transaction involving at least thirty-five percent (35.0%) of its shares or assets with a party other than Medytox, CollabRx will pay Medytox a $1,000,000 fee (the “Fee”). Notwithstanding the foregoing, no Fee will be payable to Medytox in the event (i) Medytox has not provided funding to CollabRx of at least $500,000 pursuant to the Loan Agreement or (ii) Medytox has not funded an advance requested by CollabRx under the Loan Agreement, subject to certain exceptions.

The full text of the Agreement is filed as Exhibit 10.2 to this Current Report and incorporated herein by this reference.  The description of the Agreement provided above is qualified in its entirety by the full text as attached.

On January 22, 2015, CollabRx and Medytox issued a joint press release announcing the transactions.  A copy of the press release is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

Participants in Solicitation

CollabRx (NASDAQ: CLRX), Medytox (OTCQB: MMMS), and their respective directors, executive officers, and other employees may be deemed to be participants in the solicitation of proxies from CollabRx and Medytox stockholders with respect to the proposed business combination. Information about CollabRx’s directors and executive officers is available in CollabRx's proxy statement for its 2014 annual meeting of stockholders, dated July 28, 2014. Information about Medytox’s directors and executive officers is available in Medytox’s annual report on Form 10−K for the year ended December 31, 2013. Additional information about the interests of potential participants will be included in the registration statement and proxy statement and other materials filed with the Securities and Exchange Commission  (the “SEC”).  These documents are available free of charge at the SEC’s website at www.sec.gov, or by going to CollabRx’s Investors page on our corporate website at www.collabrx.com or by going to Medytox’s Investors page on its corporate website at www.medytoxsolutionsinc.com.

Additional Information

This document does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction.  If CollabRx and Medytox enter into a definitive agreement with respect to a potential business combination, CollabRx intends to file a registration statement, including a joint proxy statement, and other materials with the SEC in connection with the proposed business combination. We urge investors to read these documents when they become available because they will contain important information. Investors will be able to obtain free copies of the registration statement and proxy statement, as well as other filed documents containing information about CollabRx and Medytox, at www.sec.gov, the SEC’s website or by going to CollabRx’s Investors page on our corporate website at www.collabrx.com or by going to Medytox’s Investors page on its corporate website at www.medytoxsolutionsinc.com.

Item 2.03.	Creation of a Direct Financial Obligation or an Obligation under an Off-Balance Sheet Arrangement of a Registrant

(a)	Reference is made to Item 1.01 above regarding the Loan Agreement and the Agreement.

Item 9.01.	Financial Statements and Exhibits

(d)	Exhibits

Exhibit No.	Description

10.1	Loan and Security Agreement, dated as of January 16, 2015, by and between CollabRx, Inc. and Medytox Solutions, Inc.

10.2	Agreement, dated as of January 16, 2015, by and between CollabRx, Inc. and Medytox Solutions, Inc.

99.1	Joint Press Release dated January 22, 2015

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: January 22, 2015	COLLABRX, INC.

	By:	/s/ Thomas R. Mika
	Name:	Thomas R. Mika
	Title:	President and Chief Executive Officer

EXHIBIT INDEX

Exhibit No.	Description

10.1	Loan and Security Agreement, dated as of January 16, 2015, by and between CollabRx, Inc. and Medytox Solutions, Inc.

10.2	Agreement, dated as of January 16, 2015, by and between CollabRx, Inc. and Medytox Solutions, Inc.

99.1	Joint Press Release dated January 22, 2015